SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcements released on July 13, 2021 and August 19, 2021, that the National Electric Energy Agency - ANEEL, at its 36th Ordinary Public Meeting of the Board of Directors, held on September 28, 2021, under processes No. 48500.002674/2018-71, 48500.003243/2018-22, 48500.003302/2018-62, deliberated on the final result of the inspection and monthly benefits reprocessing of the Consumer Account Fuels – CCC paid to Centrais Elétricas de Rondônia – Ceron, Companhia de Eletricidade do Acre – Eletroacre and Boa Vista Energia SA, from July 2016 to April 2017 (2nd inspection period). In reference to Ceron, the amount of BRL 806,574,733 was approved, in the position of April/2021, of credit from the distributor with the CCC to be received by Eletrobras, without changing the amount presented in Technical Note No. 106/2021-SFF -SFG-SRG/ANEEL, of June 14, 2021. Regarding Eletroacre, was approved the negative amount of BRL 97,529,535.30 was approved, in the position of April/2021, thus configuring a debt between Eletrobras and CCC, without change to the amount contained in Technical Note No. 111/2021-SFF-SFGSRG/ANEEL, of June 21, 2021.

Additionally, the board of Aneel also deliberated on the process of the 2nd period of inspection of the CCC paid to Boa Vista Energia, being determined that the amount of BRL 29,688.720.25, in the position of April/2021, was paid in excess to the distributor, requiring the return of this amount to the CCC by Eletrobras, in line with the result of Technical Note No. 152/2021-SFF-SFG-SRG/ANEEL, issued on August 16, 2021. Finally, still within the scope of the process of inspection of Boa Vista, it was approved by ANEEL to inform the Ministry of Mines and Energy the historical value of BRL 21,289,297.00, for the period from July/2009 to June/2017, of proven expenses with fuel acquisition, however not reimbursed by the CCC due to economic and energy efficiency requirements (§ 12, art. 3 of Law 12.111/2009). ANEEL will inform the Ministry of Mines and Energy of the content of this decision. This credit of efficiency glosses will be used to deduct the grant value of new generation concessions in the process of capitalization of Eletrobras.

With the above resolutions on the 2nd CCC inspection period paid to the three distributors, ANEEL completed all eight inspection processes (1st and 2nd period) referring to Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia, covering the period of July from 2009 to April 2017. With values updated by the IPCA for August/2021, the total amount of credit that Eletrobras will receive from the CCC was approved, BRL 2,670,465,693.34. It was established by ANEEL that Eletrobras will receive this amount in 60 monthly installments, updated by the IPCA, with initial payment provided for in the 2022 CDE budget. Eletrobras has registered in the 2nd ITR 2021 the amount of BRL 2,683,919.6 thousand of credits assumed by the distributors that would be made with the payment of the CCC with the end of the inspection process carried out by ANEEL.

Rio de Janeiro, September 28, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.